UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66197/January 20, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14661

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In the Matter of

RAMCO ENERGY PLC
   (n/k/a SEAENERGY PLC),
RTI, INC.,
RTICA CORP.,
RUNCORP, INC. (f/k/a REMOTE UTILITIES
   NETWORK, INC.),
SOURCE SCIENTIFIC, INC.,
SPECTACULAR ATTRACTIONS, INC.,
SPECTRACOM, INC.,
SPORTSCO, INC., and
STATIONMATE, INC. (n/k/a OXYSURE, INC.)

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ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT AS TO SEVEN RESPONDENTS

     The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that seven Respondents were served with the OIP, in accordance with Rule 141(a)(2)(ii), (iv) of the Commission's Rules of Practice, by December 20, 2011. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due by January 3, 2012. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On January 4, 2012, Respondents were ordered to show cause – by January 17, 2012 – why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Only Respondent Ramco Energy PLC (n/k/a SeaEnergy PLC) (Ramco) has filed an Answer or shown cause why it should not be defaulted.[1]

     RTI, Inc. (RTI), RTICA Corp. (RTICA), Runcorp, Inc. (f/k/a Remote Utilities Network, Inc.) (Runcorp), Source Scientific, Inc. (Source), SpectraCom, Inc. (SpectraCom), Sportsco, Inc. (Sportsco), and Stationmate, Inc. (n/k/a Oxysure, Inc.) (Stationmate), (collectively, Respondents) are in default for failing to file Answers to the OIP, respond to the order to show cause, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] This proceeding is still ongoing as to Ramco. This proceeding has ended as to Respondent Spectacular Attractions, Inc. See Ramco Energy PLC (n/k/a SeaEnergy PLC), Exchange Act Release No. 66146 (Jan. 12, 2012).

RTI (CIK No. 81699) is a dissolved New York corporation located in Sunland Park, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RTI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $402,152 for the prior three months.

RTICA (CIK No. 1061015) is an Ontario corporation located in Stoney Creek, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RTICA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended May 31, 2002, which reported a deficit of over $10.4 million (Canadian) for the prior twelve months.

Runcorp (CIK No. 1082703) is a Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Runcorp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $377,273 for the prior nine months.

Source (CIK No. 312835) is a suspended California corporation located in Garden Grove, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Source is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1997, which reported a net loss of over $1 million for the nine-month period ended March 31, 1996.

SpectraCom (CIK No. 704410) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SpectraCom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $6,236 since the company's March 21, 1997 inception.

Sportsco (CIK No. 1434097) is a dissolved Wyoming corporation located in Cheyenne, Wyoming, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sportsco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $70 for the prior twelve months.

Stationmate (CIK No. 1433715) is a dissolved Wyoming corporation located in Cheyenne, Wyoming, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stationmate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $142 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of RTI, Inc., RTICA Corp., Runcorp, Inc. (f/k/a Remote Utilities Network, Inc.), Source Scientific, Inc., SpectraCom, Inc., Sportsco, Inc., and Stationmate, Inc. (n/k/a Oxysure, Inc.), is hereby REVOKED.

SO ORDERED.

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Cameron Elliot
Administrative Law Judge